UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into the registration statement on F-3 (File No. 333-288314) of Jin Medical International Ltd., a Cayman Islands exempted company (the “Company”), initially filed with the U.S. Securities and Exchange Commission on June 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXPLANATORY NOTE

Results of 2026 Extraordinary General Meeting of Shareholders

The 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) of Jin Medical International Ltd. (the “Company”) was held at the Company’s principal office at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, on January 30, 2026 at 9:00 a.m. EST.

At the close of business on December 30, 2025, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were 156,547,100 Ordinary Shares issued and outstanding on December 30, 2025. All Ordinary Shares shall have one vote per share. At the Meeting, the holders of 128,595,806.60 Ordinary Shares of the Company were represented in person or by proxy, exceeding one-third of the total Ordinary Shares entitled to vote at the Meeting and constituting a quorum.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting and the proxy statement, which were filed as exhibits to the Company’s Current Report on Form 6-K with the U.S. Securities and Exchange Commission on January 8, 2026 (File No. 001-41661).

At the Meeting, the shareholders of the Company adopted the following resolutions:

1. The shareholders voted to approve by way of a special resolution, with immediate effect, that:

a.	the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.00005 per share (the “Ordinary Shares”) to an aggregate of (i) US$50,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.00005 per share and (ii) US$50,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.00005 per share with one (1) vote per share and 100,000,000 Class B Ordinary Shares of par value US$0.00005 per share with thirty (30) votes per share, with all Class B Ordinary Shares convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis by the creation of an additional 1,000,000,000 shares of a par value of US$0.00005 each consisting of (a) 900,000,000 Class A ordinary shares of a par value of US$0.00005 each (the “Class A Ordinary Shares”) and (b) 100,000,000 Class B ordinary shares of a par value of US$0.00005 each (the “Class B Ordinary Shares”) (the “Increase in Authorized Share Capital”);

b.	immediately following the Increase in Authorized Share Capital, (a) an aggregate of approximately 136,547,100 Class A Ordinary Shares be issued to all the shareholders of the Company and each shareholder will be issued such number of Class A Ordinary Shares pro-rata to the existing shareholding ratio of the Company, except for Jolly Harmony Enterprises Limited (“Jolly Harmony”) (the “Issue of Class A Ordinary Shares”) and (b) an aggregate of approximately 20,000,000 Class B Ordinary Shares be issued to Jolly Harmony (the “Issue of Class B Ordinary Shares”, together with the Issue of Class A Ordinary Shares, the “Issue of Dual Class Shares”); for the avoidance of doubt, the issue of Class A Ordinary Shares or Class B Ordinary Shares to each shareholder as applicable shall not affect each shareholder’s shareholding percentage out of the total issued share capital of the Company;

c.	immediately following the Issue of Dual Class Shares, the approximately 156,547,100 issued Ordinary Shares (the “Issued Ordinary Shares”) in the Company currently held by all the shareholders be repurchased by the Company out of the proceeds received from the Issue of Dual Class Shares, the Issued Ordinary Shares be cancelled simultaneously upon the repurchase (the “Repurchase of Shares”);

d.	immediately following the Repurchase of Shares, the authorized but unissued share capital of the Company be reduced by the cancellation of 1,000,000,000 ordinary shares of a par value of US$0.00005 each (the “Cancellation of Shares”); and

e.	immediately following the Cancellation of Shares, the authorized share capital of the Company be US$50,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.00005 per share with one (1) vote per share and 100,000,000 Class B Ordinary Shares of par value US$0.00005 per share with thirty (30) votes per share (the “Change of Authorized Share Capital”).

Votes For	Votes Against	Votes Abstained
128,391,472.41	166,060.29	38,273.90

2. The shareholders voted to approve by way of a special resolution, that, subject to and immediately following the Change of Authorized Share Capital being approved and effected, the Company adopt the second amended and restated memorandum and articles of association (“A&R M&A”), substantially in the form of Appendix A attached hereto, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the creation of a dual class share capital structure following the Change of Authorized Share Capital.

Votes For	Votes Against	Votes Abstained
128,397,618.03	154,537.93	43,650.64

3. The shareholders voted to approve by way of an ordinary resolution, that subject to and immediately following the Change of Authorized Share Capital being approved and effected:

a.	conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Shares is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each twenty (20) Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Ordinary Share of a par value of US$0.001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and 5,000,000 Class B Ordinary Shares of a par value of US$0.001 each (the “First Share Consolidation”);

b.	subsequently following the First Share Consolidation, conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each ten (10) Ordinary Shares of a par value of US$0.001 each be consolidated into one (1) Ordinary Share of a par value of US$0.01 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 4,500,000 Class A Ordinary Shares of a par value of US$0.01 each, and 500,000 Class B Ordinary Shares of a par value of US$0.01 each (the “Second Share Consolidation”);

c.	subsequently following the Second Share Consolidation, conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each two (2) Ordinary Shares of a par value of US$0.01 each be consolidated into one (1) Ordinary Share of a par value of US$0.02 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 2,250,000 Class A Ordinary Shares of a par value of US$0.02 each, and 250,000 Class B Ordinary Shares of a par value of US$0.02 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”).

Votes For	Votes Against	Votes Abstained
128,375,851.67	176,419.13	43,535.80

4. The shareholders voted to approve by way of an ordinary resolution that the Company adopt the 2026 Equity Incentive Plan (the “Plan”), substantially in the form attached hereto as Appendix B, and that the Board be granted the authority to issue up to a maximum of 13,000,000 Class A Ordinary Shares pursuant to the Plan as equity awards to certain directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates, with the exact allocation and timing of grants to be determined at the sole discretion of the Board in accordance with the terms and conditions set forth in the Plan.

Votes For	Votes Against	Votes Abstained
128,413,106.51	174,410.29	8,289.80

5. The shareholders voted to approve by way of an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary.

Votes For	Votes Against	Votes Abstained
128,426,426.19	158,519.97	10,860.44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2026

JIN MEDICAL INTERNATIONAL LIMITED

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

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